UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Mark, Joseph D.
   c/o THCG, Inc.
   650 Madison Avenue, 21st Floor
   New York, NY  10022

2. Issuer Name and Ticker or Trading Symbol

   THCG, Inc. ("THCG")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   11/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Co-Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |  (Instr.8)  |  (Instr. 3, 4 and 5)             |  Beneficially     |(D)or |  (Instr. 4)               |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|      Amount      | D |    Price  |  End of Month     |ect(I)|                           |
                                                                             (Instr.3 and 4)    (Instr.4)
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Common Stock               |      |    | |                  |   |           |  1,302,986        | D    |                           |
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Common Stock               |      |    | |                  |   |           |  558,423(1)       | I    | By trust                  |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction 4(b)(v).                                   (Over)
                                                                                                                   SEC 1474 (7-96)


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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number   |10.|11.Nature of |
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva  |Dir|Indirect     |
  (Instr. 3)          |or Exer |(Date/      | rities Acqui  |Expiration |  Securities        |vative |tive       |ect|Beneficial   |
                      |cise    |Month/      | red(A) or Dis |Date(Month/|  (Instr. 3 and 4)  |Secu   |Securities |(D)|Ownership    |
                      |Price of|Year)|      | posed of(D)   |Day/Year)  |                    |rity   |Benefi     |or |(Instr. 4)   |
                      |Deriva- |(Instr.8)   | (Istr.3,4     |Date |Expir|                    |(Instr.|ficially   |Ind|             |
                      |tive    |     |      | and 5)        |Exer-|ation|  Title    Amount or|5)     |Owned at   |ire|             |
                      |Secu-   |     |    | |           | D |cisa-|Date |           Number   |       |End of     |ct |             |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |           of Shares|       |Month      |(I)|             |
                      |        |     |    | |           |   |     |     |                    |       |(Instr.4)  |(In|             |
                                                                                                                 |str|             |
                                                                                                                 |4) |             |
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
Stock Option          |$3.625  |11/2/|A   |V|250,000    |   |11/2/|11/2/| Common    |250,000 |$3.625 | 250,000    | D |            |
(right to buy)        |        |99   |    | |           |   |00   |04   | Stock     |        |       |            |   |            |
                      |        |     |    | |           |   |     |     |           |        |       |            |   |            |
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Stock Option          |$3.625  |11/2/|A   |V|200,000    |   |(2)  |11/2/| Common    |200,000 |$3.625 | 200,000    | D |            |
(right to buy)        |        |99   |    | |           |   |     |04   | Stock     |        |       |            |   |            |
                      |        |     |    | |           |   |     |     |           |        |       |            |   |            |
====================================================================================================================================

Explanation of Responses:

(1) The reporting person disclaims beneficial  ownership of these securities,  and this report shall not be deemed an admission that the reporting  person is the beneficial  owner of such  securities  for the purposes of Section 16 or for any other  purpose.  These shares in the aggregate are held in trusts for the benefit of the reporting person's children, for which his wife serves as trustee.

(2) The option is immediately  exercisable as to 46,666.66  shares of Common Stock.  With respect to the remaining  shares of Common
Stock, the option is exercisable in accordance with two schedules.  Pursuant to the first schedule,  the option is exercisable as to the 66,666.67 shares of Common Stock on a pro rata basis in equal quarterly  installments  commencing on February 1, 1999 and ending on November 1, 2000. Pursuant to the second schedule, the option is exercisable as to 86,666.67 shares of Common Stock on a pro rata basis in equal quarterly installments commencing on February 1, 1999 and ending on November 1, 2002.

                                                                    /s/ Joseph D. Mark                       December 6, 1999
                                                                    --------------------                     -----------------
                                                                 ** Signature of Reporting Person                  Date

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                  SEC 1474(7-96)
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